Monthly Report - May, 2013

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $      (3,040,237)       18,514,342
Change in unrealized gain (loss) on open         (32,296,100)     (26,095,922)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury               2,291            5,448
      obligations
   Change in unrealized gain (loss) from U.S.        (78,075)            (216)
      Treasury obligations
Interest Income 			               65,351          340,879
Foreign exchange gain (loss) on margin
      deposits 					       12,779        (233,673)
				                 ------------    -------------
Total: Income 				         (35,333,991)      (7,469,142)

Expenses:
   Brokerage commissions 		            2,118,458       11,684,357
   Management fee 			               51,878          279,445
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                  702           26,318
   Administrative expense 	       	              143,901          725,081
					         ------------    -------------
Total: Expenses 		                    2,314,939       12,715,201
Net Income(Loss)			   $     (37,648,930)     (20,184,343)
for May, 2013

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (405,043.276    $     9,862,810    440,340,395    450,203,205
units) at April 30, 2013
Addition of 		 	              0      1,011,540      1,011,540
859.987 units on May 1, 2013
Redemption of 		 	              0    (9,320,699)    (9,320,699)
(9,005.975) units on  May 31, 2013*
Net Income (Loss)               $     (780,800)   (36,868,130)   (37,648,930)
for May, 2013
         			   -------------   -------------   -----------


Net Asset Value at May 31, 2013
(397,015.684 units inclusive
of 118.396 additional units) 	      9,082,010    395,163,106    404,245,116
				  =============  ============= ==============


		GLOBAL MACRO TRUST May 2013 UPDATE
                      Year to Date     Net Asset
Series	  May ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1     (8.40)% 	 (5.07)%  $    1,007.51	  369,972.779 $   372,749,570
Series 2     (8.09)% 	 (3.39)%  $    1,150.97	      165.774 $       190,801
Series 3     (8.07)% 	 (3.29)%  $    1,159.79	   25,004.795 $    29,000,268
Series 4     (7.92)% 	 (2.48)%  $    1,230.80	    1,872.336 $     2,304,477

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			June 10, 2013
Dear Investor:


In May, the Trust NAV declined sharply due to sizable losses from trading interest rate futures and foreign exchange, and to a lesser extent due to losses from trading energy and metal futures. On the other hand, trading of equity and grain futures was profitable.

During the first four months of 2013, long interest rate futures positions had been profitable and, in fact, the low yield on the U.S. ten-year note for 2013 was hit on May 2 at 1.63%. Subsequently, however, testimony before Congress by Fed Chairman Bernanke and comments by several other Fed officials raised concerns that the Fed's QE policy might be ended or at least tapered off sooner than had previously been expected. In addition, favorable U.S. employment data and housing market statistics and several other solid economic reports pointed to continued U.S. growth. In response, yields on U.S. notes and bonds reversed abruptly and moved sharply higher. There was also a sympathetic move higher in yields on Canadian, European and Australian notes and bonds. Finally, in Japan, the aggressive monetary policy change announced in April seemed to trigger a shift of funds out of Japanese government bonds to equities domestically or to higher yielding investments offshore, which led to rising JGB yields. Sizable losses were suffered on long positions in U.S., German, U.K., Canadian, Australian and Japanese interest rate futures. By month end: the U.S., European, Canadian and Aussie positions had been reduced; and the Japanese position had been reversed to a short trade.

Foreign exchange trading was unprofitable. The abrupt upward turn in U.S. interest rates also triggered an upturn in the U.S. dollar, and short dollar trades versus a number of currencies posted losses. A number of commodity currencies fell sharply after Chinese economic reports came in weaker than anticipated, further dampening the growth prospects of those countries. Thus short dollar trades against the currencies of New Zealand, Australia, Canada, Brazil and Mexico generated losses and were reduced or reversed. Short U.S. dollar trades against Chile, Columbia, India, Israel, Switzerland, Sweden, Poland, Turkey and the euro also were unprofitable and were reduced or reversed. Long Australian dollar trades versus the euro, yen and pound sterling produced losses. Short euro trades relative to Poland and Turkey and a long Swiss trade against Norway produced losses too. Meanwhile, long dollar trades against the yen and South African rand, and a long euro trade against the rand were profitable.

Energy trading was unprofitable as small short positions in crude oil, gasoline, heating oil and London gas oil registered marginal losses when prices drifted higher. Trading of natural gas was also slightly negative. Metal trading was marginally unprofitable as losses on short industrial metals positions slightly outweighed the gains on short precious metals trades.

Equity markets worldwide were volatile during May reflecting the turmoil in interest rates and disparate regional economic outlooks. In general markets advanced in the first two to three weeks of May and declined thereafter. On balance, the Trust's equity trading was profitable as gains from long positions in U.S., European, and South African indices outweighed losses from long positions Asian and Australian indices.

Grain trading was profitable as renewed interest from China and increased export demand led to a gain from a long soybean position. A short sugar trade benefitted from record supplies from Brazil and increased exports from India, but these gains were offset by marginal losses from a long cotton trade and a short coffee position.

It is important to put this month's large loss in historical context. This month's performance, while unusual and certainly unpleasant, is not unprecedented. Millburn has been managing diversified futures programs for more than 40 years, and our longest running program has an unbroken track record dating back to February 1977. Over this time period, not including this month, this program experienced large monthly losses of -7% or worse on 20 occasions, or roughly 1 out of every 20 months. Historically, the program has been able to weather and rebound from such losses-when such a large loss was experienced, the year historically ended positive 85% of the time. While it is impossible to predict future market conditions and performance, we continue to invest heavily in research and believe that when the next series of favorable market moves begins, our approach will position our investors to benefit. We value you as an investor and thank you for the confidence you place in us through this investment.



       			     Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman